October 1, 2019

Bonnie Yi Zhang
Chief Financial Officer
SINA Corporation
No. 8 SINA Plaza
Courtyard 10, the West Xibeiwang E. Road,
Haidian District, Beijing 100193
People's Republic of China

       Re: SINA Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-37361

Dear Ms. Zhang:

       We have reviewed your September 23, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 9, 2019 letter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects
Results of Operations , page 89

1. We note from your response to prior comment 1 that you monitor the number of active advertisers, average spending per advertiser, number of new customers acquired and customer retention rate to evaluate both your portal and Weibo advertising businesses.
      Please quantify these metrics for us for each period presented, separately for your portal and Weibo advertising businesses, and clarify your intent as to when you will provide quantification of these metrics in your Form 20-F filings. As you use these metrics in managing your business and such metrics directly impact your advertising revenues,
 Bonnie Yi Zhang
SINA Corporation
October 1, 2019
Page 2
         further explain why quantifying these metrics would not be material to an investor's understanding of the company's results of operations at this time. In addition, please explain why you believe disclosing such metrics would put the company at a competitive disadvantage. Refer to Item 5.A of Form 20-F and Part III.B of SEC Release No. 33-8350.
2. In your response to prior comment 2 you include advertisement production costs in the breakdown of Weibo's revenue sharing costs. When discussing the reasons for fluctuations in Weibo cost of revenues, please separately disclose variances in advertisement production costs, if material, as such costs do not appear to be related to revenue sharing arrangements.
       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney,
Staff Accountant, at (202) 551-3449 if you have any questions.



FirstName LastNameBonnie Yi Zhang                              Sincerely,
Comapany NameSINA Corporation
                                                               Division of
Corporation Finance
October 1, 2019 Page 2                                         Office of
Technology
FirstName LastName